                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               BoysToys.com, Inc.
                               ------------------
                      (Exact name of registrant in charter)


 Delaware                                                       33-0824801
----------------------                                     --------------------
(State or Other                                               (IRS Employer
Jurisdiction of Incorporation                               Identification No.)
or Organization)


             7825 Fay Avenue, Suite 200, La Jolla, California 92037
             ------------------------------------------------------
                    (address of principal executive offices)


                                 (858) 456-5556
                                 ---------------
                  (Issuer's Telephone No., Including Area Code)


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


         Title of each class                       Name of Each Exchange on
         to be so registered                       each class is to be
         -------------------                       ------------------------

              None                                         None
         -------------------                       ------------------------


         -------------------                       ------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

 Common Stock, par value $0.001
--------------------------------
    (Title of Class)


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                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS

         BoysToys.com, Inc., a Delaware corporation (the "Company"), was incorporated in the State of Delaware on April 21, 1997 under the name Wagg Corp. While the Company is a development stage company and currently has no revenues, it has completed all of the construction work on the Company's planned upscale gentlemen's club located 408-412 Broadway, San Francisco, California (the "Planned San Francisco Club" or "Club" or "Boys Toys Cabaret Club"). In October 1999, the Company completed its 15,000 square foot Planned San Francisco Club and received its certificate of final completion. The Company has secured an alcoholic beverage license and all other licenses and permits required by the City and County of San Francisco, California. The Company anticipates that the Club will open for business on or before the second week of January 2000.

         A subsidiary, Alternative Entertainment, Inc., a Nevada corporation ("AEI-Nevada") was initially formed to engage in the business of developing, owning, and operating upscale nightclubs providing exotic dance entertainment combined with private membership men's clubs and contemporary-styled full service restaurants and bars. On January 15, 1998, 80% of the Company's Common Stock was acquired by AEI-Nevada and the Company changed its name from Wagg Corp. to Alternative Entertainment, Inc. On January 26, 1998, AEI-Nevada, as the majority stockholder of the Company, effected a one for two reverse split of the Company's common stock and approved an amendment to the Company's Certificate of Incorporation to change the Company's name to Alternative Entertainment, Inc. and to authorize the issuance of up to 8,000,000 shares of Preferred Stock.

         Following these actions and on January 28, 1998, AEI-Nevada's Board of Directors voted to approve the exchange of one share of the Company's Common Stock for each share of AEI-Nevada common stock outstanding. This resulted in AEI-Nevada becoming a subsidiary of the Company. As a result, AEI-Nevada became a wholly-owned subsidiary of the Company. Subsequently and on December 29, 1998, a majority of the Company's shareholders approved an amendment to the Company's Certificate of Incorporation to change the Company's name to BoysToys.com, Inc.

         The Company's subsidiary, AEI-Nevada, previously filed a Registration Statement on Form SB-2 with the U.S. Securities and Exchange Commission for a proposed public offering of over $11 million. AEI-Nevada's Registration Statement became effective on July 3, 1996 and on September 15, 1996, AEI-Nevada filed Form 8-A.

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         However, despite the efforts of AEI-Nevada's management, AEI-Nevada was unsuccessful in obtaining the services of an underwriter and was not able to sell any of its securities pursuant to the public offering. As a result, AEI-Nevada subsequently terminated its public offering without selling any of its common stock or warrants or otherwise raising any capital pursuant to the Registration Statement. In January 1997, AEI-Nevada withdrew the filing of its Registration Statement. Subsequently, on March 10, 1997, AEI-Nevada filed Form
15 with the U.S. Securities and Exchange Commission to terminate its registration under Section 12(g) of the SECURITIES EXCHANGE ACT OF 1934.

         The Club will operate under the name "Boys Toys Cabaret Club."

         On February 18, 1998, the Company entered into an agreement (the "Purchase Agreement") with ITEX USA, Inc. ("ITEX") whereby ITEX has agreed to provide the Company with up to $530,000 cash credit (the "Cash Credit") to be applied to the Company's purchase of $530,000 in goods and services at prices equal to the lowest price (as verified in writing). Under the terms of the Purchase Agreement, the Company is to issue purchase requests to ITEX and ITEX is then obligated to provide the goods and services requested through ITEX's suppliers and vendors. In exchange for the Cash Credit, the Company committed to issue to ITEX the sum of 100,000 shares of the Company's Common Stock. The Company intends to use the Cash Credit to acquire, in part, some of the goods and services it needs for advertising and promotion for the Company's Planned San Francisco Club.

          The Company anticipates that the Planned San Francisco Club will essentially function to serve three distinct business segments (a nightclub providing exotic dance entertainment, a full service restaurant and bar and a private membership men's club) within the confines of a single facility. The business of the Company will be conducted under the trade names, trademarks and service marks of "Boys Toys," "Boys Toys Cabaret Clubs" and "Boys Toys Cabaret Restaurants." Although the Company intends to register its claim to these tradenames, the Company has not yet filed an application with the U.S. Patent and Trademark office to register these names.

         For its Planned San Francisco Club, the Company plans to generate its revenues from food and beverage sales, Boardroom membership sales, nightclub admission (door) fees, fees derived from exotic dance entertainment, fees charged by the Company in connection with the use of credit cards by patrons to obtain cash equivalent items at its planned Boys Toys Cabaret Club and merchandise sales.

         The Company leases the land and building for the Planned San Francisco Club through its other wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation (and as successor in interest to Boys Toys, Inc., a California corporation). The real property for the Planned San Francisco Club is owned by Roma Cafe, Inc. ("RCI") and is located in San Francisco's financial district at 408-412 Broadway, San Francisco, California.

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         And while the Company has not commenced any operations at the Planned
San Francisco Club location, the Company anticipates that it will require at least $500,000 in additional capital for working capital needs to continue operations of the Planned San Francisco Club once it opens. The Company has secured all licenses and permits and a cabaret license for operations all as required for operation of the Planned San Francisco Club.

         If the Company is successful in establishing the Planned San Francisco Club and if the Company is able to obtain additional financing, the Company plans to establish additional Boys Toys Cabaret Clubs in other locations, including New York, Chicago, New Orleans and Boston. However, the Company has not identified any specific location in any of these cities and these plans are subject to: (i) the successful operation of the Planned San Francisco Club; (ii) the negotiation of acceptable terms for the acquisition of an existing gentlemen's club in a location which would be suitable and compatible with the Company's strategy; and (iii) the availability of financing terms from a seller of a gentlemen's club that would permit the Company to complete the acquisition on financial terms that are acceptable to the Company in view of the Company's then existing financial abilities and the costs that the Company would incur in expanding its currently limited management staff and providing additional working capital to meet an expanded level of operations. The Company has not presently identified any prospective acquisition candidate and there can be no assurance that the Company will undertake any such acquisition or otherwise expand to other locations.

         If the Company is successful in operating the Planned San Francisco Club, the Company anticipates that it may, subject to the limits of its resources, establish other Boys Toys Cabaret Clubs by leasing existing nightclub and/or restaurant locations, acquiring related nightclub/restaurant properties and equipment, and thereafter making all necessary improvements to such locations, properties and equipment in order to conform them to the Boys Toys motif.

         The Company's name for the Planned San Francisco Club, Boys Toys Cabaret Club, embraces a concept featuring exotic dance entertainment performed by attractive and talented entertainers within an upscale and trendy nightclub environment. The Planned San Francisco Club (or "Boys Toys Cabaret Club" and operating under the name "Boys Toys Cabaret Club") has an interior setting where patrons will be surrounded, and among, numerous and various material items which many men aspire to obtain in their life. The Company anticipates that a patron of its Boys Toys Cabaret Club will be quickly struck by the nature and number of items on display, such as artwork, collectibles, unusual artifacts and memorabilia.

         Not only will these items be strategically on display throughout a Boys Toys Cabaret Club, but the Company expects that either all such displayed items will be available for purchase by patrons, or the Company will be able to provide patrons with detailed information concerning how and where such displayed item may be purchased. The Company expects that all items on display in the Company's Boys Toys Cabaret Club will be replaced with new and different items

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approximately every 60 to 90 days, thereby giving the Boys Toys Cabaret Club a new interior physical appearance every two to three months.

         If the Company is successful, the Company further expects that the exciting and vibrant atmosphere created by the Club's interior decor will be enhanced by exhilarating lighting and specially selected upbeat music. In order to obtain the items to place on display in its Boys Toys Cabaret Club, the Company intends to approach local and regional vendors of the items it desires to display, and enter into consignment arrangements with vendors.

         The Company's business plan envisions that the consignment arrangements will allow the Company to display various types of artwork, collectibles and memorabilia owned by the vendors at its Boys Toys Cabaret Club at no cost to the Company, while in return providing the vendor with increased exposure to its owned items, and therefor providing the vendor with potential additional marketing venues and outlets for the sale of its owned items. Currently, the Company has not entered into any consignment arrangements with any vendors, and has no reasonable basis at this time to believe that it will in fact be able to obtain the items that it desires to display in its Boys Toys Cabaret Club on a consignment basis. Therefore, absolutely no assurance can be given that the Company will have adequate access to sources of collectibles and memorabilia or that its efforts in developing and establishing consignment arrangements with local and regional vendors of collectibles and memorabilia will be successful.

         Failure of the Company to obtain the desired items on a consignment basis may result in the Company being unable to embellish the interior physical decor of its Boys Toys Cabaret Club in its planned manner. Further, failure of the Company to obtain the desired items on a consignment basis will have a material adverse impact on the Company's plan of operation in that such failure may require the Company to expend significant amounts of its capital to purchase such items.

         As designed, the Boys Toys Cabaret Club will, in addition to its nightclub proper, comprises a full service restaurant and bar and full service, private members-only men's club facilities.

         Rather than just establishing an exotic dance entertainment nightclub, the Company's business concept for the Club is to create an entertainment complex combining an exotic dance entertainment nightclub with a full service restaurant and bar and a private members-only men's club. The concept is to provide a place where one may enjoy quality exotic dance entertainment, relax and converse in a place where one may see and be seen, partake in quality restaurant dining, and entertain and be entertained in private members-only quarters, all within the same facility.

         The Company believes that excellence in operations, ambiance and location are important for success in the exotic dance entertainment business. The Company believes that it will be able to differentiate its Boys Toys Cabaret Club by implementing the following strategic elements:

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              *   Combining its exotic dance entertainment nightclubs with
                      its Boys Toys Cabaret Restaurants and private members-only men's clubs so as to provide patrons with a multi-faceted entertainment experience.

              *   Designing its Boys Toys Cabaret Club to attract primarily
                      upscale professionals and businessmen.

              *   Physically embellishing its Boys Toys concept by creating
                      an exterior and interior physical decor for its Boys Toys Cabaret Club which evidences the style and class of an establishment designed for men's entertainment and reflecting the upscale caliber of its patrons.

              *   Providing high quality and attentive service in a manner to ensure patron satisfaction.

         The Company believes that its Boys Toys concept will create a distinct image and popularity among upscale gentlemen's club patrons. As such, the Company believes that it will be successful in marketing T-Shirts, jackets and other casual-wear merchandise that feature the Boys Toys logo and location. However, absolutely no assurance can be given that the Company's Boys Toys concept will create a distinct image and widespread popularity, or that the Company will be successful in marketing T-Shirts, jackets and other casual-wear merchandise with the Boys Toys logo.

         It is the Company's philosophy and intention that the Boys Toys Cabaret Club exhibit civic and social responsibilities by creating and maintaining an active relationship with a variety of charity organizations in their respective local communities.

         In this regard, the Company expects to make contributions of food, services or funds benefitting a wide range of causes, which causes management of the Company expects to be brought to its attention through suggestions from the Company's employees, officers and shareholders.

         The Company anticipates that its Boys Toys Cabaret Restaurants will provide all patrons of the Company's Boys Toys Cabaret Club with a full service restaurant, bar and lounge area providing business lunch buffet and dinner table service by waitresses. Through its Boys Toys Cabaret Restaurants, the Company intends to offer a menu representing the finest culinary delights, distinctive for their taste as well as nutritional balance, from throughout the various regions of the United States.

         Coupled with this distinctively American menu, the Company's Boys Toys Cabaret Restaurants are expected to offer the highest quality of food prepared with the greatest of care and presented and served in a manner which would reflect the upscale nature of the Boys Toys

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Cabaret Restaurants. As a complement to its food menu, the Company expects that its Boys Toys Cabaret Restaurant will offer an extensive selection of domestic and foreign wines and spirits. Management of the Company anticipates that an average lunch check per customer will be $25.00 and an average dinner check per customer will be $100.00. However, these amounts and the operation of the restaurant will be subject to prevailing competitive conditions at the time that the Planned San Francisco Club is opened.

         In general, the Company believes that excellence in operations and quality of food and service, ambiance, location and price-value relationship are keys to success in the restaurant industry. The Company believes that it will be able to differentiate its Boys Toys Cabaret Restaurants by emphasizing the following strategic elements:

* Positioning in the mid-priced to upper-priced, full service dining segment of the restaurant industry.

* The location of the Boys Toys Cabaret Restaurants within the confines of an exciting and upbeat facility provides a unique and enduring attraction to a broad and diverse demographic mix of customers in the 25 to 65 age group.

* Quality and attentive service with each waitress generally being assigned to no more than four tables at lunch and three tables at dinner to ensure customer satisfaction.

* Consistent quality products through careful ingredient selection and food preparation.

         There can be no assurance that the Company can achieve any one or more of these objectives or, if it does achieve these objectives, that it can achieve them while also achieving and maintaining profitability.

PRIVATE MEMBERSHIP CLUB

         The Boys Toys Cabaret Club will have full service private membership facilities which will be open only to patrons who are members of the private membership facilities. These private membership facilities will be known as the "Boardroom." Membership in the Boardroom will entitle members to access a private facility within the Boys Toys Cabaret Club containing such amenities as a business center (with facsimile machines, secretarial staff and computers), a private cigar smoking room and conference rooms. Additionally, Boardroom members will have free use of Boardroom facilities for private parties and meetings, preferred seating and advanced notices for special events and holiday functions held at a particular Boys Toys Cabaret Club, and access to personal improvement seminars and concierge services. The Company anticipates that initially, Boardroom memberships will be for a period of one year, and may be renewed by a member at the end of each membership year. Membership fees for the Boardroom will be approximately $1,000 per annum.

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SITE SELECTION CRITERIA AND LEASING

         In the event that the Company expands with other locations, the Company believes that the selection process for sites for the Company's clubs is critical in determining the potential success of a Boys Toys Cabaret Club, and therefore it expects to devote a significant amount of time and resources to analyze each prospective club site. A variety of factors are considered in the site selection process, including local market demographics, site visibility and accessibility and proximity to significant generators of potential customers such as office complexes, hotel concentrations and other entertainment centers such as stadiums and arenas. The Company will also review potential competition and attempt to analyze the profitability of other nightclub, restaurant and bar establishments operating in areas where the Company proposes to establish a Boys Toys Cabaret Club.

         The Company expects that it will lease all of its locations for its Boy Toys Cabaret Club, although the Company may consider purchasing properties for its facilities in the future, where it is cost effective to do so.

BOYS TOYS CABARET CLUB LOCATIONS

         The Planned San Francisco Club will be the Company's first location. The Planned San Francisco Club is located at 408-412 Broadway, San Francisco, California, in the north beach area of the financial district of San Francisco (the "San Francisco Premises"), approximately four blocks north of the landmark Transamerica Building.

         The Company has leased the San Francisco Premises from Roma Cafe, Inc. The Company has obtained a Place of Entertainment Permit with respect to the exotic dance entertainment aspects of the Company's business at the San Francisco Premises. The Company has not commenced any operations of the Planned San Francisco Club and the Company plans to commence operations on or before the second week of January 2000. The Company has secured an alcoholic beverage license and all other licenses and permits required by the City and County of San Francisco, California.

ADDITIONAL BOYS TOYS CABARET CLUBS.

         In addition to the Planned San Francisco Club and if the Company can obtain additional financing on favorable terms, the Company plans to establish other Boys Toys Cabaret Clubs.

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The exact number, location, and other aspects of this plan has not been determined at this time.

         If the Company is successful in establishing the Planned San Francisco Club and if the Company is able to obtain additional financing, the Company plans to establish additional Boys Toys Cabaret Clubs in other locations, including New York, Chicago, New Orleans and Boston. However, the Company has not identified any specific location in any of these cities and these plans are subject to: (i) the successful operation of the Planned San Francisco Club; (ii) the negotiation of acceptable terms for the acquisition of an existing gentlemen's club in a location which would be suitable and compatible with the Company's strategy; and (iii) the availability of financing terms from a seller of a gentlemen's club that would permit the Company to complete the acquisition on financial terms that are acceptable to the Company in view of the Company's then existing financial abilities and the costs that the Company would incur in expanding its currently limited management staff and providing additional working capital to meet an expanded level of operations. The Company has not presently identified any prospective acquisition or location and there can be no assurance that the Company will undertake any such acquisition or otherwise expand to other locations.

MARKETING

         For the anticipated operation of its Planned San Francisco Club (and any other clubs that the Company may establish), the marketing strategy for the Company's Boys Toys concept will focus on attracting a primarily (if not strictly) professional and white collar businessmen clientele.

         The Company anticipates that upon operation of the Planned San Francisco Club, it will use its brand name recognition and patron loyalty to attract these customers. Due to its upscale theme, exotic dance entertainment experience and quality food and service, the Company believes that its Boys Toys Cabaret Clubs will have the unique ability to attract both local and out-of-town professional and white collar businessmen patronage.

         The tour and travel as well as convention segments of the cities in which Boys Toys Cabaret Clubs will be located will be another focus of the Company's marketing strategy. The Company's marketing strategy will be designed to inform targeted patrons that Boys Toys Cabaret Clubs provide a unique and exciting atmosphere not found elsewhere through visual and audio experiences.

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         The Company expects that the center of its marketing efforts will revolve around its exotic dance entertainment nightclubs. The Company's Boys Toys concept will be directed at upscale, professionals and white collar businessmen aged 25-65 who either reside in or near major U.S. commercial centers where Boys Toys Cabaret Clubs will be located, or who frequently visit these areas on business.

         In order to reach this targeted market, the Company will attempt to establish Boys Toys Cabaret Clubs in the heart of those cities in which it intends to operate, so as to make its facilities easily accessible by professional and white collar businessmen.

         The Company believes that its local patrons will include primarily men who work and/or live near a Boys Toys Cabaret Club, and who will seek some form of nightclub environment at the end of their work day which will provide a comfortable atmosphere with appropriately priced, high quality, food available.

         The Company believes it will meet this type of patron's needs by providing a quality entertainment experience with a high level of personalized service in a casual, fun setting - an experience that the Company expects will generate repeat visits among the local customer segment.

         The Company anticipates that its business travel segment will be primarily composed of individuals traveling on business to those cities where Boys Toys Cabaret Clubs are located. The Company further believes that the marketing approach for this customer requires an emphasis on the beauty and elegance of the Boys Toys Cabaret Clubs, the exciting atmosphere, and safety.

         The Company expects to promote and advertise its Boys Toys Cabaret Restaurant and private members-only men's club segments of its Boys Toys Cabaret Clubs as if they were not dependent upon its exotic dance entertainment segment. Thus, the Company will strongly promote its Boys Toys Cabaret Restaurants as an establishment providing the best food possible at reasonable prices. The Company will promote its private members-only men's club as a private location where men can meet to, among other things, discuss and effectuate business in a congenial atmosphere, as well as a place where men can entertain themselves as well as business clients and associates.

         The Company intends to employ billboard, print and direct mail advertising, and conduct coordinated promotional efforts with local and regional hotels, taxi companies and limousine services.

         Additionally, the Company intends to utilize merchandise as a means of marketing its Boys Toys Cabaret Clubs. Thus, the Company will promote various Boys Toys merchandise which is expected to be created by the Company as popularity of the Boys Toys Cabaret Clubs increases. Such merchandise is expected to include T-Shirts, jackets, sweatshirts, and other memorabilia.

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         Because of its Boys Toys Cabaret Restaurants, as well as the presence and availability of many interesting items displayed prominently throughout the Boys Toys Cabaret Club, the Company believes that its Boys Toys Cabaret Club will be able to adopt event-driven promotion oriented marketing strategies. Thus, in addition to traditional advertising techniques, the Company intends to seek to establish close ties with the entertainment industry so as to provide the Company with extensive promotional opportunities.

         Events such as surprise appearances by recording artists or professional athletes can be expected to attract targeted upscale patrons.

BOYS TOYS CABARET CLUB OPERATIONS AND MANAGEMENT

         The Company will strive to maintain quality and consistency in its Boys Toys Cabaret Clubs through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel.

         The Company expects to maintain financial and accounting controls for the Boys Toys Cabaret Club through the use of centralized accounting and management information systems. Operations information will be collected weekly from the Boys Toys Cabaret Club, and club managers will be provided with weekly and 28-day period operating statements for their locations. Cash will be controlled through daily deposits of sales proceeds in local operating accounts. The Company's Boys Toys Cabaret Clubs are scheduled to be open daily from 11:00 a.m. to 2:00 a.m.

         Overall management of a typical Boys Toys Cabaret Club will be conducted by two managers, a day manager and an evening manager in addition the Club's General Manager. The Planned San Francisco Club will also employ a staff consisting of approximately 40 hourly employees, some of whom it is anticipated will work part-time.

         The General Manager of the Planned San Francisco Club reports directly to the Company's President. Working in concert with club managers, the Company's senior management will define operations and performance objectives for the Boys Toys Cabaret Club and will monitor implementation. The Company expects that its Boys Toys Cabaret Club managers will participate in a variety of Company sponsored employee incentive programs such as the Company's stock option plans.

         Awards under Company sponsored employee incentive programs will be tied to achievement by facility managers of specified operating targets. The Company plans for its senior management to regularly visit the Company's Boys Toys Cabaret Clubs and meet with the respective managers of those clubs to ensure that the Company's strategies and standards of quality in all respects of operations and personnel development are complied with.

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         The Company believes that customer service and satisfaction are keys to the success of its Boys Toys Cabaret Clubs. The Company's commitment to customer service and satisfaction will be evidenced by several Company practices and policies, including periodic visits by managers to customers' tables, active involvement of management in responding to customer comments and assigning waitresses in the Company's Boys Toys Cabaret Restaurants to a limited number of tables, generally four for lunch and three for dinner.

PURCHASING

         The Company will negotiate directly with suppliers for food and beverage products to ensure consistent quality and freshness of products and to obtain competitive prices. The Company anticipates that it will purchase substantially all food and beverage products from authorized local or national suppliers. Food, beverage and other products and supplies will be shipped directly to the Boys Toys Cabaret Club, although invoices for purchases will be sent to the Company's principal executive offices for payment.

MANAGEMENT INFORMATION SYSTEMS

         The Company plans to implement a computer information system which will be designed to maintain personal profile information on the members of its private members-only men's club. The profiles will be designed to assist managers of the Boys Toys Cabaret Club in meeting the personal desires of particular Boardroom members, and will contain such information as a Boardroom member's favorite beverage, favorite food and spending habits. This information will be available to all of the Company's Boys Toys Cabaret Clubs through a proprietary database, and will enable Boardroom members to visit any of the Company's Boys Toys Cabaret Clubs and be provided with a similar level of personal service.

         The Company believes that its point-of-sale information system is designed to assist in labor scheduling and food cost management, provide corporate management quicker access to financial data and reduce a particular club manager's administrative time.

TRADE NAMES, TRADEMARKS AND SERVICE MARKS

         The Company expects to develop and implement Boys Toys trademarks and/or service marks which will enhance a customer's ability to identify the Company, as well as the products and services to be offered by the Company.

         Currently, the Company has not developed and implemented any trademarks and/or

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service marks, and therefore has not filed any applications to register any trademarks and/or service marks. Furthermore, the Company is unaware of names similar to the trade names to be used by the Company which are used by other persons.

         The Company's overall policy will be to pursue registration of its marks whenever possible and to oppose vigorously any infringement of its marks. There can be no assurance that if and when the Company develops and implements its trademarks and/or service marks, that such trademarks and/or service marks will afford protection against competitors with similar products and services. There can also be no assurance that the Company's trademarks and/or service marks will not be infringed upon or designed around by others, or that the Company can adequately prosecute or defend any infringements.


COMPETITION

         While the Company has scheduled the opening of its Planned San Francisco Club on or before the second week of January 2000, the Company will compete with other nightclubs, restaurants and bars, some of which may be larger and more established, experienced and better financed than the Company.

         Competing nightclubs, restaurants and bars may offer services not offered by the Company's Planned San Francisco Club, which could place the Company at a competitive disadvantage.

         The Company believes that the following factors will allow the Company to compete effectively:

              *  Many of the Company's competitors are not designed to
                      market themselves as high quality, upscale exotic dance entertainment complexes and have not attempted to do so.

              *  The Company's marketing strategy focuses on creating a
                      reputation for its Boys Toys Cabaret Clubs as an upscale, tasteful nightclub, restaurant, and bar facility frequented by professionals and white collar businessmen.

              *  The Company's three-pronged approach of having its Boys
                      Toys Cabaret Clubs produce revenues from food and beverage sales, Boardroom membership fees and exotic dance nightclub associated fees are anticipated to enhance the Profitability of the Company.

         The adult entertainment industry, including adult entertainment offered in private clubs and through the internet, is large and includes many well-established and well-managed and experienced enterprises.

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         Many of these businesses possess financial and managerial skills that far exceed the resources that the Company has or will have at any time in the foreseeable future. Some of the larger operators have multiple locations within a metropolitan area and effectively utilize their advertising and marketing budgets to gain greater market share while achieving economies of scale to lower certain fixed costs per unit and per retail location.

         In addition, many of these established operators have developed marketing, real estate, zoning, and licensing management skills that the Company is not likely to possess at any time in the near future.

         While the Company believes that its Planned San Francisco Club are unique and will offer and attract an "upscale" clientele, there can be no assurance that the Company will be successful or, if the Company achieves any success, that other competitors will not imitate and duplicate the Company's planned business with the result that the Company will not gain any significant long-term advantage.

REGULATORY ASPECTS

         The ownership and operation of restaurants, bars and exotic dance nightclub businesses are generally subject to extensive state and local regulation, and the Company, any subsidiaries it may form and various of their respective officers and employees will be subject to such regulations.

         While the Company has obtained all necessary licenses needed to open its Planned San Francisco Club, the Company will need to renew licenses and permits from various governmental agencies including, without limitation, applicable zoning, land use, environmental and building permits.

         The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Company's Boys Toys Cabaret Club is designed to be accessible to the disabled, and will comply with all current applicable regulations relating to accommodating the needs of the disabled. There can be no assurance that the Company will maintain its licenses or permits or that they will always be obtained or renewed in a timely manner. The failure to obtain any such permits or licenses could adversely affect the Company.

         The Company's Planned San Francisco Club is subject to numerous federal, state and local laws affecting health, sanitation and safety standards, as well as to state and local licensing related to the sale of alcoholic beverages. The Company has secured all appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and a food service license from San Francisco, California health authorities.

         Management of the Company believes that the Company's licenses to sell alcoholic beverages will in all likelihood require that they be renewed annually and may be suspended or revoked at any time for cause, including violation by the Company or its employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing and inventory control. The failure of the Company's Planned San Francisco Club to retain liquor or food service licenses could have a material adverse effect on its operations. In order to reduce this risk, the Company intends to develop and implement at its Planned San Francisco Club standardized procedures designed to assure compliance with all applicable codes and regulations.

         The Company may be subject in certain states to "dram-shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company expects to carry liquor liability coverage as part of its comprehensive general liability insurance.

         The Company's Planned San Francisco Club will also be subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. The Company expects that significant numbers of the Company's food and beverage service and preparation personnel will be paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase the Company's labor costs.

         Finally, the Company believes that since its planned operations involve "exotic female entertainment," the Company may be subject to continuing social, political, and other institutional pressures from organizations, women's groups, and others who believe that the Company's business is inimical to social progress and the rights of women.

         As a result, many companies that offer adult entertainment expend substantial sums in legal fees and costs to prevent or at least delay changes to city zoning ordinances, state laws relating to adult entertainment, and other similar regulations.

         To the extent that these organizations and groups are able to organize and obtain recognition by certain governmental bodies that license or allow the Company to operate its planned business, the Company would likely suffer additional costs, expenses, and losses whose magnitude can not be foreseen.

         The Company anticipates that it will also expend substantial sums in legal fees in connection with defending its business licenses, liquor license, and any other operating, use, or occupancy licenses it will require to operate its Planned San Francisco Club and if the Company later acquires and operates any other gentlemen's clubs at any other location, it will likely incur significant similar expenses for any such other location as well. The magnitude of these costs and expenses is expected to be significant.

ITEM 1a.  FACTORS THAT MAY AFFECT FUTURE RESULTS

           The Company's business organization and existing debt and obligations on its balance sheet all involve elements of substantial risk. In many instances, these risks arise from factors over which the Company will have little or no control. Some adverse events may be more likely than others and the consequence of some adverse events may be greater than others. No attempt has been made to rank risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company's Common Stock should also consider the following factors.

1. CONTINUED OPERATING LOSSES & LACK OF OPERATING HISTORY. The Company incurred $4,148,117 in losses during the nine months ending September 30, 1999 and the Company anticipates that it may well incur significant additional losses in the future as well. The Company lacks a substantial operating history on which to base its anticipated expense and revenues. There is no assurance that the Company's operations will be successful or that it will be profitable in the future.

2. UNCERTAINTIES & LACK OF REVENUES. While the Company has expended substantial resources for the development of its proposed upscale gentlemens' club in San Francisco, California and the Company anticipates that the Planned San Francisco Club will open on or before the second week of January 2000, the operation of the Club is subject to changing state and municipal codes and ordinances. There can be no assurance that the Company will be successful in opening the Club or, if it is opened, that the Company will generate revenues sufficient to sustain profitable operations.

3. CURRENT FINANCIAL STRUCTURE, LIMITED EQUITY, LIMITED WORKING CAPITAL & NEED FOR ADDITIONAL FINANCING. While the Company's management believes that its financial policies have been prudent, the Company anticipates that once the Planned San Francisco Club opens, it will need to raise $500,000 in additional capital to meet its operating, marketing, and working capital needs. The Company has, as of September 30, 1999, an aggregate of $1,992,182 in current liabilities that are due for payment prior to September 30, 2000 and of which $890,000 in convertible debt and $370,980 in notes payable are convertible into shares of the Company's Common Stock. However, the Company has not determined how it will do so or the likelihood that it will be successful in any such efforts to obtain any additional capital. The Company has had only limited discussions with potential investors and it does not anticipate receiving any assurances that the Company will obtain any such additional capital. The Company has not received any assurances from any investor that it will invest any funds into the Company and the Company has not sought to receive and has not received any commitments or assurances from any underwriter, investment banker, venture capital fund, or other individual or institutional investor for the $500,000 in funds the Company needs for working capital and marketing. In the event that the Company does not receive all or nearly all of the $500,000 needed for additional working capital, the Company may not be able to continue the operations of the Club or otherwise operate the Club at a level that will be profitable. There can be no assurance that the Company will be successful in continuing to meet its cash requirements or in raising a sufficient amount of additional capital, or if it is successful, that the Company will be able to achieve these objectives on reasonable terms in light of the Company's current circumstances.

4. AUDITOR'S OPINION: GOING CONCERN. Except for the explanatory paragraph included in the firm's report on the financial statements for the years ended December 31, 1997 and 1998, relating to the substantial doubt existing about the Company's ability to continue as a going concern, the audit report did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

5. SUBORDINATE TO EXISTING AND FUTURE DEBT & AUTHORIZED BUT UNISSUED PREFERRED STOCK. All of the Common Stock offered hereby are subordinate to the claims of the Company's existing and future creditors and any future holders of the Company's preferred stock. The Company is authorized to issue up to 8,000,000 shares of the Company's preferred stock.

6. MARKETING STRATEGY. The Company believes its proposed operation of the Planned San Francisco Club and related operations will be successful. However, there is no guarantee that these business operations will be commercially accepted with sales revenues sufficient to permit the Company to achieve or maintain profitable operations.

7. LIMITED PUBLIC MARKET. There is a limited trading market for the Company's Common Shares, and there is no guarantee that a continuous liquid trading market will subsequently develop. All of the Common Shares of the Company's Common Stock are traded only on the NASDAQ (OTC) Electronic Bulletin Board and there can be no assurance that the Common Shares will ever gain any liquid trading volumes in any other market or gain listing on any stock exchange. The U.S. Securities and Exchange Commission requires that any company whose securities are traded on the NASDAQ Over-The-Counter on the Electronic Bulletin Board file a Form 10 and become a "reporting company" and thereby become subject to the reporting requirements of Section 13 of the SECURITIES EXCHANGE ACT OF 1934. In the event that any such company does not file a Form 10 with the U.S. Securities and Exchange Commission and thereby become a "reporting company" within the time allowed by these regulations, a company's securities will no longer be permitted to trade on the Electronic Bulletin Board. The Company is currently not a "reporting company" and is not subject to the continuous disclosure obligations of Section 13 of the SECURITIES EXCHANGE ACT OF 1934. While the Company has filed this Form 10, the Company anticipates that it will not become effective on a timely basis to allow the Company to continue the trading of its Common Stock on the NASDAQ (OTC) Electronic Bulletin Board. In that event, the Company's Common Stock may be traded only on the Pink Sheets with the result that any investor holding the Company's Common Stock may lose an ability to otherwise sell any shares held by them until the Company is able to successfully regain trading of its Common Stock on the NASDAQ (OTC) Electronic Bulletin Board. There can be no assurance that the Company will be successful in these efforts.

8. CONCENTRATION & LACK OF DIVERSIFICATION. The Company's assets are invested almost entirely in the Planned San Francisco Club. While the Company believes that will be successful, in the event that the Planned San Francisco Club is not successfully received by the market, the Company will likely incur substantial and protracted losses since the Company lacks diversification.

9. CONTROL BY OFFICERS AND DIRECTORS. The Company's present directors and officers hold the power to vote an aggregate of 36.88% of the Company's Common Shares as of November 4, 1999 (after including any shares purchasable upon exercise of all existing common stock purchase options held by the Company's officers and directors). The Company has granted a common stock purchase option (the "First Amato Option") to Ralph M. Amato, the Company's Chairman, President, Secretary, and Founder. The First Amato Option grants Mr. Amato the right to purchase 1,200,000 shares of the Company's Common Stock at an exercise price of $0.25 per Common Share. The First Amato Option has no expiration date. In addition, Mr. Amato holds a second common stock purchase option for the purchase of 500,000 shares of the Company's Common Stock with an exercise price of $0.25 per share (the "Second Amato Option"). The Second Amato Option expires February 13, 2004. Finally, Michael L. Potter, the Company's Secretary and Director, holds an option to purchase 250,000 shares of the Company's Common Stock at a purchase price of $0.25 per share (the "Potter Option"). The Potter Option expires on February 13, 2004.

10. COMPETITION. The Company's Planned San Francisco Club will face severe competition from several established companies who have well-established operations, experienced management, and possess significantly greater financial resources. In addition, the gentlemen's club business is very competitive and many of competitors have substantially greater managerial resources. Further, because the gentlemens club business is dependent upon the uncertain commercial viability of the Company's business, it is especially sensitive to ever-changing and unpredictable competitive trends which can not be easily predicted and which are beyond the control of the Company. For these and other reasons, the Company's business may be said to be riskier than investments in other types of businesses.

11. DEPENDENCE UPON KEY PERSONNEL AND NEW EMPLOYEES. The Company believes its success will depend, to a significant extent, on the efforts and abilities of Ralph M. Amato, the Company's President and CEO. The loss of the services of Mr. Amato could have a material and continuing adverse effect on the Company. The Company's success also depends upon its ability to attract and retain qualified employees. Hiring to meet anticipated Company operations will require the Company to assimilate significant numbers of new employees during a relatively short period of time.

12. KEY MAN INSURANCE & LIMITED FULL-TIME MANAGEMENT. While the Company currently plans to obtain key man life insurance on the life of Ralph M. Amato, the Company has no key man life insurance on his life. In the event that he is unable to perform his duties, the Company's business may be adversely impacted. If the Company grows, it will need to hire additional management and the ability of the Company to employ suitable management at a cost acceptable to the Company, in light of the Company's limited financial resources, can not be assured.

13. LACK OF INDEPENDENT EVALUATION OF BUSINESS PLAN & PROPOSED STRATEGY. The Company has not obtained any independent evaluation of the Company's Business Plan and the Company's proposed business strategy. There can be no assurance that the Company's Planned San Francisco Club or proposed strategy will generate any revenues, or if revenues can be generated, that they can be generated at a level to maintain profitability.

14. LACK OF EXPERIENCED MANAGEMENT. The Company's officers, Ralph M. Amato and Michael L. Potter, Esq. have no substantial recent experience in acquiring, establishing, developing, or operating clubs that feature female exotic dance entertainment. While the Company has, under an employment agreement, employed Gary Marlin as the general manager of the Planned San Francisco Club and the Company believes that he possesses the necessary skills and experience, the Company will need to secure the services of others who possess the management skill, experience, and industry knowledge. There can be no assurance that the Company can secure and retain the necessary management and staff on terms acceptable to the Company.

15. NO ASSURANCE OF AVAILABILITY OF THE ADDITIONAL CAPITAL & PAYMENT OF DEBTS. The Company's continued operation of its Planned San Francisco Club will be dependent upon the Company's ability to raise approximately $500,000 in additional capital on favorable terms (to provide working capital for the continued operation of the Planned San Francisco Club once it opens) and otherwise continue to meet its obligations to an aggregate of $1,992,182 in amounts due as Total Current Liabilities. There can be no assurance that the Company will be successful in paying these debts. The Company has received no commitment from any underwriter or other source of capital that any additional capital will be provided to the Company. If the Company is not successful in raising the additional capital, the Company will likely be unable to implement the opening of the Planned San Francisco Club and, as a result, incur additional losses thereby.

There can be no assurance that the Company will be successful in completing any needed transaction or in obtaining any additional financing. And if any such transaction or financing is completed, there can be no guarantee that it can be completed on terms that are reasonable in light of the Company's current circumstances.

16. NO PLANNED DIVIDENDS. The Company does not anticipate that it will pay any dividends on the Company's Common Stock at any time in the foreseeable future.

17. GOVERNMENT REGULATION & EXOTIC ENTERTAINMENT INDUSTRY. The Company seeks to operate establishments that offer "female exotic entertainment." This business routinely suffers severe and unfavorable regulatory burdens, adverse zoning ordinances, and other oppressive government regulations which may result in the Company incurring substantial losses and significant delays in connection with the development of any establishment.

17. LACK OF DIVERSIFICATION. The Company's proposed business involving the proposed operation of establishments offering "female exotic entertainment" will not provide any diversification. If the Company is successful, all of the Company's business and assets will be concentrated in the same industry.

18. POTENTIAL DILUTION. Funding of the Company's proposed business plan is likely to result in substantial and on-going dilution of the Company's existing stockholders. While there can be no guarantee that the Company will be successful in raising additional capital, if the Company is successful in obtaining any additional capital, existing stockholders may incur substantial dilution.

19. RULE 144 STOCK SALES. As of November 8, 1999, the Company had 1,541,374 shares of the Company's outstanding Common Stock as "restricted securities" which may be sold only in compliance with Rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person holding restricted securities for a period of one year may thereafter sell in brokerage transactions, an amount not exceeding in any three month period the greater of either (i) 1% of the Company's outstanding Common Stock, or (ii) the average weekly trading volume during a period of four calendar weeks immediately preceding any sale. Persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the volume limitation. Possible or actual sales of the Company's Common Stock by present shareholders under Rule 144 may have a depressive effect on the price of the Company's Common Stock if any liquid trading market develops.

20. RISKS OF LOW PRICED STOCKS. Trading in the Company's Common Stock is limited. Consequently, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 for non-

NASDAQ and non-exchange listed securities. Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock.

         The Commission has adopted regulations under such Act which define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules.

         In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving a penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

         Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and, if the broker/dealer is the sole market maker, the broker/dealer must disclose this fact and its control over the market. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets has been in operation for at least three years ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor, and (iii) transactions that are not recommended by the broker/dealer.

         In addition, transactions in a NASDAQ security directly with the NASDAQ market maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives. The Company's securities are subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the Company's securities.

21. MATTER OF "Y2K" AND THE COMPANY'S COMPUTER AND INFORMATION SYSTEMS. The Company has acquired point-of-sale computer hardware and software together with certain management information systems for use in its Planned San Francisco Club. While the Company has had its computer hardware and software evaluated to ensure that it will operate effectively after

December 31, 1999 and otherwise not result in "Y2K" operating problems (problems arising out of the inability of any computer systems to accurately calendar all dates following December 31, 1999 as occurring in the year 2000 and thereafter rather than inaccurately calendar all such dates as 1900, etc.) there can be no assurance that the Company's point-of-sale computer hardware and software together with certain management information systems will function effectively on or after December 31, 1999.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The Company plans to open its Planned San Francisco Club (the "Planned San Francisco Club" or "Club") on or before the second week of January 2000. The Club is located in San Francisco's financial district at 408-412 Broadway, San Francisco, California, The Club's premises consist of an entire building consisting of two floors and an alleyway along the west side of the building.

         The Company's to continue operations of the Club once it opens will be dependent upon the Company's ability to obtain additional financing of at least $500,000 prior to February 1, 2000. These funds will be needed to provide working capital for operations and marketing. The Company has already expended over $1,648,014 in leasehold improvements, equipment, and fixtures at the Club and other expenditures to implement the Company's business plan.

         The Company believes that it will not need to expend any additional sums for equipment, computer systems, sound systems, furniture, fixtures, or similar capital expenditures over the next 12 months. If the Company is successful in obtaining $500,000 in additional financing, the Company believes that this will provide adequate working capital to support the Company's currently anticipated level of operations over the next 12 months. The Company has had only limited discussions with certain private investors and the terms of any such investment are not known at this time.

         While the Company believes that given the progress the Company has achieved and given the anticipated opening of the Club, the Company has not received any assurances from any investor that it will invest any funds into the Company and the Company has not sought to receive and has not received any commitments or assurances from any underwriter, investment banker, venture capital fund, or other individual or institutional investor for the $500,000 in funds the Company needs for working capital and marketing. In the event that the Company does not receive all or nearly all of the $500,000 needed for additional working capital for the continued operation of the Planned San Francisco Club once it opens, the Company may not be able to maintain the operations of the Club or otherwise operate the Club at a level that will be profitable.

         The Company currently has three employees none of which are employed under a collective bargaining agreement. The Company believes that its relationship with its employees is excellent. In addition, the Company expects to hire 37 additional employees. These employees are grouped as follows: food servers, bartenders, cocktail waitresses, kitchen staff, and additional management personnel. The Company believes that while it will incur employee turnover, the number of employees it will require over the next 12 months will likely remain at these levels. Some of the entertainment staff will likely be independent contractors. However, the Company has not yet determined the exact number and status for all of the entertainers and entertainment staff.

         Since the Company's inception, it has expended substantial sums: (i) to raise capital; and (ii) implement its business plan. While the company believes that if it can obtain an addition $500,000 in additional financing prior to February 1, 2000 it will be able to maintain operations of the Planned San Francisco Club, there can be no assurance that the Company will be successful in raising additional capital or commencing operations of the Planned San Francisco Club.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company leases an executive office of 160 square feet in an executive suite at 7825 Fay Avenue Suite #200, La Jolla, California 92037 at a monthly rental of $1,700.00 under a month-to-month lease. The Company is seeking to move its executive offices into larger facilities so as to accommodate a need for expanded staff for accounting and management. The Company has not determined the exact location of any such expanded facility. However, the Company plans to maintain its executive offices in La Jolla, California and anticipates it will require at least 3,600 square feet for its anticipated requirements.

         Based on a preliminary investigation of office lease rates in La Jolla, California as of November 1, 1999, the Company anticipates that it may incur an effective lease rate of between $2.25 to $2.45 per square foot for an office facility.

         The Company leases two residential apartment units from Bayside Village at 180 Brannan Street Suite #217 and #406, San Francisco, California under a month-to-month lease at a combined monthly rental of $4,520.00. One unit is used by the general manager of the Company's Planned San Francisco Club and the other unit is used by the Company's Chairman. The Company believes that the two apartment units are sufficient for the Company's anticipated requirements.

         The Company's wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation (and as successor in interest to Boys Toys Cabaret Restaurants, Inc., a California corporation), is the lessee of a lease (the "Lease") executed on August 1, 1994 for the lease of a 14,500 square foot premises at 408 - 412 Broadway, San Francisco, California (the "San Francisco Premises"). The subsidiary has subsequently assigned the lease to RMA of San Francisco, Inc. The San Francisco Premises is the site for the Planned San Francisco Club. The Company currently anticipates that it will open the Planned San Francisco Club on or before the second week of January 2000. The Club is located in San Francisco's financial district at 408-412 Broadway, San Francisco, California, The Club's premises consist of an entire building consisting of two floors and an alleyway along the west side of the building.

         Under the terms of the Lease, Roma Cafe, Inc. leased the San Francisco Premises to the

Boys Toys Cabaret Restaurants, Inc., a company established and owned by the Company. This lease was subsequently assigned to the Company. The facility is leased to the Company for a period of 10 years from August 1, 1994 to July 31, 2004 (the "Initial Lease Term"). The Lease provides that the Company is obligated to pay $12,000 in monthly lease payments to Roma Cafe, Inc. ("RCI") during the twelve months ending July 31, 1999 and subsequently the amount of $12,500 monthly during the two years thereafter (ending July 31, 2001), $13,000 monthly during the following year (ending July 31, 2002), $13,500 monthly in the next year (ending July 31, 2003), and, in the final 10th year of the lease (ending July 31, 2004), the Company is obligated to pay $14,000 in monthly lease payments.

         The monthly lease payments to RCI are also subject to adjustment using the U.S. Department of Labor's Consumer Price Index for the San Francisco/Northern California Region. All lease payments are due on the first day of each month and, in the event that the Company fails to pay any obligations due RCI within 10 days of the date that they are due, the Company incurs a late charge equal to 5% of the amount due in addition to paying all other amounts due under the Lease.

         During the term of the Lease, the Company is also obligated to pay all real property taxes and personal property taxes assessed against the San Francisco Premises. And, provided that the Company is not in default of its obligations under the Lease, RCI has granted the Company the right to extend the term of the Lease for an additional two successive five year terms following the Initial Lease Term. The Company believes that the San Francisco Premises will be adequate for the operations of the Company's Planned San Francisco Club to be operated under the name, Boys Toys of San Francisco.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of September 30, 1999.

-------------------------------- -------------------------------- ----------------------- ------------------
              (1)                              (2)                         (3)                   (4)
                                            Name And                    Amount And
                                           Address Of                   Nature Of
           Title Of                        Beneficial                   Beneficial           Percent Of
             Class                            Owner                       Owner                 Class
-------------------------------- -------------------------------- ----------------------- ------------------
Common Stock                     Ralph M. Amato                         2,686,669(1)            33.51%(1)
                                 7825 Fay Avenue #200

                                 La Jolla, CA 92037

Common Stock                     Michael L. Potter, Esq.                  270,000(2)             3.37%(2)
                                 7825 Fay Avenue #200
                                 La Jolla, CA  92037
                                                                  ----------------------- ------------------
Total for all persons as a
group (2 persons)                                                       2,956,669(3)            36.88%(3)
                                                                  ======================= ==================

-----------------
Footnotes:
1. The amounts shown include 1,200,000 shares purchasable at $0.25 per share by Ralph M. Amato pursuant to a certain common stock purchase option granted by the Company's Board of Directors (the "First Amato Option"). The First Amato Option has no expiration date. In addition, the amounts shown includes 500,000 shares purchasable at $0.25 per share by Ralph M. Amato (the "Second Amato Option"). The Second Amato Option expires on February 13, 2004.

2. The amounts shown include 250,000 shares purchasable at $0.25 per share by Michael L. Potter, Esq. pursuant to a certain common stock purchase option granted by the Company's Board of Directors. This option expires on February 13, 2004.

3. Totals shown include shares purchasable upon exercise of the options stated. In the event that all of the options were exercised and assuming that the Company does not issue any additional shares of its Common Stock (par value $0.001), the Company would have an aggregate of 8,016,503 shares of its Common Stock (par value $0.001) outstanding.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:


                       Name                            Age                   Position                 Date Elected
---------------------------------------------------- --------- ------------------------------------- ---------------
Ralph M. Amato                                          48         President, Chairman, & Chief         12/06/93
7825 Fay Ave. #200                                                      Financial Officer
La Jolla, California 92037

Michael L. Potter, Esq.                                 48             Secretary & Director             01/29/96
7825 Fay Ave. #200
La Jolla, California 92037

         Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the SECURITIES ACT OF 1933. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.

         RALPH M. AMATO, age 48, is the founder of the Company and has been its President and Chairman since the December 6, 1993 incorporation of Alternative Entertainment, Inc., a Nevada corporation ("AEI-Nevada"). In August of 1998, Mr. Amato assumed the additional responsibilities of Chief Financial Officer. In addition to his position as President, Chairman, and Chief Financial Officer, Mr. Amato is also President of California Merchant Group, an investment banking firm located in La Jolla, California ("CMG"). CMG specializes in assisting emerging growth companies in obtaining capital throughout the United States, Canada, and Mexico. From 1990 to 1992, Mr. Amato was a management consultant to Big Bob's Sports Collectibles, a Milford Connecticut-based sports memorabilia distributor. From November 1988 to November 1990, Mr. Amato was a Senior Account Executive for PaineWebber in its San Diego, California office.

         MICHAEL L. POTTER, ESQ., age 48, has been the Company's Secretary and a Director of the Company since January 29, 1996. Since July 1994 to the present, Mr. Potter has been an attorney with and name partner of the San Diego law firm of Potter, Day & Associates where he specializes in business law, asset protection law, and advanced estate planning. From January 1990 to July 1994, Mr. Potter was an attorney with and name partner of the San Diego law firm of Cannon, Potter & Day. Mr. Potter serves as a Commanding Officer in the United States Navy Reserve. He holds a B.A. Degree from the University of New York (Albany), an M.A. Degree (Management and Supervision) from Central Michigan University, am M.S. Degree (Education) from the University of Southern California, and a J.D. Degree from National University, San Diego, California.

         In addition, to the above officers and directors of the Company, the Company has entered into a six year employment agreement with Gary Marlin. Mr. Marlin is serving as the General Manager of the Company's Planned San Francisco Club. Mr. Marlin has over 13 years of experience in managing gentlemen's clubs.

ITEM 6.  EXECUTIVE COMPENSATION

         The Company's Board of Directors has authorized the compensation of its officers with the following annual cash salaries:

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------- ---------- ----------------------------------------------------
                                                                                Annual Compensation
                                                                --------------- ----------- ------------------------
            Name and Principal Position                                                          Other Annual
                        (a)                                         Salary        Bonus          Compensation
                                                       Year          ($)           ($)                ($)
                                                        (b)          (c)           (d)                (e)
---------------------------------------------------- ---------- --------------- ----------- ------------------------
Ralph M. Amato                                         1997            $0         $  0              $  0
Chairman, President and CFO                            1998       $ 7,600         $  0              $  0
                                                       1999       $40,000         $  0              $  0

---------------------------------------------------- ---------- --------------- ----------- ------------------------
Michael L. Potter                                      1997       $    0          $  0              $  0
Secretary and Director                                 1998       $    0          $  0              $  0
                                                       1999       $    0          $  0              $  0

==================================================== ========== =============== =========== ========================

         The Company may change or increase salaries as the Company's profits and cash flow allow. The amount of any increase in salaries and compensation for existing officers has not been determined at this time and the number and dollar amount to be paid to additional management staff that will likely be employed has not been determined.


                   OPTION/SAR GRANTS IN LAST TWO FISCAL YEARS
                  (1998 and 1999 Fiscal Year Individual Grants)
----------------------------------- -------------------- -------------------- ----------------- --------------------
                                     No. of Securities    Percent of Total
                                        Underlying            Options/
                                       Options/SARs        SARs Granted to      Exercise of
                                          Granted           Employees in         Base Price
               Name                        (#)(1)            Fiscal Year           ($/Sh)         Expiration Date
               (a)                          (b)                 (c)(1)              (d)                 (e)
----------------------------------- -------------------- -------------------- ----------------- --------------------
Ralph M. Amato                           1,200,000             87.18%              $0.25                None
                                           500,000                                 $0.25              02-13-00

----------------------------------- -------------------- -------------------- ----------------- --------------------
Michael L. Potter, Esq.                    250,000             12.82%              $0.25              02-13-00
=================================== ==================== ==================== ================= ====================

Footnote:

1. Represents common stock purchase options granted the Company's officers and directors in 1998 and 1999. Prior to 1998 and except for an option to purchase 60,000 shares (at $0.50 per share) granted to Stanley V. Heyman, a former officer, the Company has not issued or granted any common stock purchase options to the Company's officers and directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On February 13, 1999 and in recognition of the limited cash compensation paid, the Company's Board of Directors granted Ralph M. Amato, the Company's Chairman, President, Secretary, and Founder, a common stock purchase option (the "First Amato Option") for the purchase of up to 1,200,000 shares of the Company's Common Stock at an exercise price of $0.25 per share. The First Amato Option granted Mr. Amato does not have an expiration date.

         On February 13, 1999, the Company granted Michael L. Potter, The Company's Secretary and a Director, a common stock purchase option for the purchase of up to 250,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "Potter Option"). The Potter Option expires on February 13, 2004.

         On February 13, 1999, the Company granted Ralph M. Amato, the Company's President, Chairman, CEO, and Treasurer a common stock purchase option for the purchase of up to 250,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "Second Amato Option"). The second Amato Option expires on February 13, 2004.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         As of November 8, 1999 the Company had 6,066,503 shares of the Company's Common Stock (par value $0.001) outstanding. The Company's Certification of Incorporation, authorize the issuance of 20,000,000 shares of the Company's Common Stock. Holders of shares of the Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock, subject to the rights of any outstanding Preferred Stock, are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 8,000,000 shares of Preferred Stock (par value $0.001) in one or more series and with such rights, privileges, and preferences as the Company's Board of Directors may determine. The Company has no Preferred Stock issued or outstanding.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock trades in the Over-The-Counter ("OTC") market (Electronic Bulletin Board and "Pink Sheets") listed in the National Daily Quotations Service. Since October 6, 1998 to the present, there were only sporadic quotations with only limited and minimal interest by market makers. As of October 31, 1999, the company had 12 market makers and 751 shareholders of record. The following represents high and low bid prices by quarter as reported by the National Quotation Bureau, Inc.

------------------------------------------------------------- -------------------------- ---------------------------
                                                                         High                        Low
------------------------------------------------------------- -------------------------- ---------------------------
1998
4th Quarter                                                              $3.75                     $0.5625
------------------------------------------------------------- -------------------------- ---------------------------
1999
1st Quarter                                                              $4.25                      $2.00
2nd Quarter                                                              $1.46                      $0.62
3rd Quarter                                                              $0.81                      $0.56
4th Quarter                                                              $0.75                      $0.56
------------------------------------------------------------- -------------------------- ---------------------------

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In January 1998 the Company issued 602,811 shares of its common stock (par value $0.001) representing approximately $6,028 pursuant to
Section 4(2) of the SECURITIES ACT OF 1933. The shares were issued in connection with the purchase of the Company by Alternative Entertainment, Inc., a Nevada corporation. The Shares were issued without an underwriter.

         During the period from October through December 1998, the Company issued 350,388 shares of its common stock (par value $0.001) to convert $480,831 in outstanding notes payable. Each of the noteholders who exchanged their promissory notes to acquire the shares were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter.

         During the period from October through December 1998, the Company issued 186,376 shares of its common stock (par value $0.001) to convert $162,484 of then outstanding accounts payable. Each of the purchasers were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter.

         During the period from October through December 1998 and in lieu of cash payments, the Company issued 185,500 shares its common stock (par value $0.001) for approximately $170,771 in architectural, design, and other services. Each of the purchasers were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter.

         During the period from October through December 1998 and in lieu of cash payments, the Company issued 240,000 shares of its common stock (par value $0.001) for approximately $240,000 in construction work. The purchaser was a sophisticated person and had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) of the SECURITIES ACT OF 1933. The shares were issued without an underwriter.

         In December 1998 and in lieu of a cash payment, the Company issued 20,000 shares of its common stock (par value $0.001) in payment of certain deposits due under the lease of the Company's lease agreement for its Planned San Francisco Club at the real property located at 408-412 Broadway, San Francisco, California. The purchaser was a sophisticated person and had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) of the SECURITIES ACT OF 1933. The shares were issued without an underwriter.

         During October and November 1998 and in exchange for approximately $90,000 of accounts payable, the Company issued common stock purchase options for the purchase of up to 60,000 shares of its common stock at an exercise price of $1.00 per share. The options remain exercisable however none of the options have been exercised. The holders of the options are sophisticated investors and each had a pre-existing relationship with the Company. The options were issued pursuant to Section 4(2) of the SECURITIES ACT OF 1933. The options were issued without an underwriter.

         In January 1999, an investor exercised an option to purchase 100,000 shares of the Company's common stock (par value $0.001) at an exercise price of $0.25 per share. The investor is a sophisticated investor and had a pre-existing relationship with the Company. The shares were issued pursuant to Sections 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 thereunder. The shares were issued without an underwriter.

         In January through August 1999, the Company issued 923,000 shares of its common stock to certain holders of $1,129,235 of the Company's convertible promissory notes. Each of the converting promissory note holders were sophisticated investors, Accredited Investors (as that term is defined under Rule 501(a) of Regulation D) and each had a pre-existing relationship with the Company. The shares were issued pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 thereunder. The shares were issued without an underwriter.

         In February 1999 and in lieu of cash payments, the Company issued 223,642 shares of the Company's Common Stock for certain consulting services rendered to the Company. The purchaser was a sophisticated person and had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 thereunder. The shares were issued without an underwriter.

         In January through March 1999, the Company issued 909,879 shares of its common stock in exchange for $909,879 in cash proceeds pursuant to
Section 4(2) of the SECURITIES ACT OF 1933 and Rule 504 of Regulation D thereunder. All of the shares were issued without an underwriter.

         In June 1999, the Company issued 125,000 shares of its common stock in exchange for $62,500 in cash pursuant to Section 4(2) and 4(6) of the SECURITIES ACT OF 1933 and Rule 506 thereunder. The purchaser was a sophisticated investor and the Company had a pre-existing relationship with the purchaser. The shares were issued without an underwriter.

         In June 1999, the Company obtained commitments for the Company's issuance of up to $1,000,000 in an unsecured convertible promissory note (the "Note"). Under the terms of the Note, the Company received $890,000 from the investor who was issued the Note. The investor is a sophisticated investor and has a pre-existing relationship with the Company. The Note was issued pursuant to Section 4(2) of the SECURITIES ACT OF 1933. The Note was issued without an underwriter.

         On September 7, 1999, the Company agreed to issue 150,000 shares of its common stock in exchange for certain consulting services to be valued at $150,000. The purchaser was a sophisticated investor and the Company had a pre-existing relationship with the purchaser. The shares were to be issued pursuant to Section 4(2) of the SECURITIES ACT OF 1933. The shares were issued without an underwriter.

         All of the transactions referred to above are exempt from the registration requirements of the SECURITIES ACT OF 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering or involving no "offer" or "sale." As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a restrictive legend on each stock certificate received from the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding by reason of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation shall not indemnify such persons against judgements and fines and no person shall be indemnified as to any claim, issue, or matter as to which such person shall have been adjudged to be liable for the negligence or misconduct in the performance of that person's duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

         In addition, the Company amended its Certificate of Incorporation on January 26, 1998 and, among other provisions, adopted Article "EIGHTH" which provides for the indemnification of the Company's officers and directors as follows:

         EIGHTH. (a.) A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the shareholders of this article to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, so as amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

                  (b.) Right to Indemnification. Each person who was or is made a party to, or is threatened to be made a party to, or is otherwise involved, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director, Officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee, or agent or in any other capacity while serving as a Director, Officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a Director, Officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that, except as provided in paragraph (b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

         The right to indemnification conferred in this section shall be a contract right and shall include the right to be reimbursed by the Corporation for expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise (hereinafter an "undertaking").

         (c.) Right of Indemnitee to Bring Suit. If a claim under paragraph (a) of this section is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim. If successful, in whole or in part, in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), it shall be a defense that the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. In any suit brought by the Corporation to recover an advancement of expenses, pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.

         Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such suit brought by the indemnitee, by a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this section or otherwise shall be on the Corporation.

         (d.) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested Directors, or otherwise.

         (e.) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the

         Delaware General Corporation Law.

         (f.) Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this section with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

         Finally, on December 10, 1993, the Company's predecessor, Alternative Entertainment, Inc., a Nevada corporation, agreed to indemnify Ralph M. Amato, the Company's Chairman, from and against any loss, damage, deficiency, expense, or cost (including reasonable attorneys' fees) incurred by Mr. Amato on account of or in connection with his serving as a director of the Company.


                                    PART F/S

                                   PART III


ITEM 1. INDEX TO EXHIBITS

Description                                                                                      Page
-----------                                                                                      ----
3                 Certificate of Incorporation - Wagg Corp.
3.1               Amendment to Certificate of Incorporation - Wagg Corp.
3.2               Amendment to Certificate of Incorporation - Wagg Corp.
3.3               By-Laws of Wagg Corp. (Delaware)
3.4               Articles of Incorporation - Alternative Entertainment, Inc. (NV)
3.5               By-Laws of Alternative Entertainment, Inc. (NV)
3.6               Articles of Incorporation of RMA of San Francisco, Inc.
3.7               By-Laws of RMA of San Francisco, Inc.
4.1               Specimen of Common Stock Certificate

10                Agreement for the Purchase of Common Stock
10.1              Lease for Office Space in La Jolla, California
10.2              Lease of Real Property from Roma Cafe, Inc.
10.3              Lease of Apartment Units in San Francisco, California
10.4              Indemnification Agreement between the Company and Ralph M. Amato
10.5              Agreement with Itex Corporation
10.6              Employment Agreement Between the Company and Gary Marlin
10.7              Loan Agreement with Unsecured Convertible Note
10.8              Unsecured Promissory Note (C. Palozzi)
10.9              Settlement Agreement With Bowne of Los Angeles, Inc.
10.10             Unsecured Promissory Note (V. Amato)
10.11             Unsecured Promissory Note (V. Amato)
10.12             Secured Promisory Note (R. Smith)
10.13             Secured Promissory Note (I. Weeda Family Trust)
10.14             Secured Promissory Note (I. Weeda Family Trust)
10.15             Secured Promissory Note (K. Marc)
10.16             Secured Promissory Note (G. W. Smith)
10.17             Secured Promissory Note (D. Hylton)
10.18             Secured Promissory Note (M. Yonika)
10.19             Unsecured Promisory Note (R. Kaelan)


27                Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS


         The following exhibits required by Item 601 of Regulation S-B are filed herewith:


Exhibit No.                Document Description
-----------                --------------------

3                 Certificate of Incorporation - Wagg Corp.
3.1               Amendment to Certificate of Incorporation - Wagg Corp.
3.2               Amendment to Certificate of Incorporation - Wagg Corp.
3.3               By-Laws of Wagg Corp. (Delaware)
3.4               Articles of Incorporation - Alternative Entertainment, Inc. (NV)
3.5               By-Laws of Alternative Entertainment, Inc. (NV)
4.1               Specimen of Common Stock Certificate

10                Agreement for the Purchase of Common Stock
10.1              Lease for Office Space in La Jolla, California
10.2              Lease of Real Property from Roma Cafe, Inc.
10.3              Lease of Apartment Units in San Francisco, California
10.4              Indemnification Agreement between the Company and Ralph M. Amato
10.5              Agreement with Itex Corporation
10.6              Employment Agreement Between the Company and Gary Marlin
10.7              Loan Agreement with Unsecured Convertible Note
10.8              Unsecured Promissory Note (C. Palozzi)
10.9              Settlement Agreement With Bowne of Los Angeles, Inc.
10.10             Unsecured Promissory Note (V. Amato)
10.11             Unsecured Promissory Note (V. Amato)
10.12             Secured Promisory Note (R. Smith)
10.13             Secured Promissory Note (I. Weeda Family Trust)
10.14             Secured Promissory Note (I. Weeda Family Trust)
10.15             Secured Promissory Note (K. Marc)
10.16             Secured Promissory Note (G. W. Smith)
10.17             Secured Promissory Note (D. Hylton)
10.18             Secured Promissory Note (M. Yonika)
10.19             Unsecured Promisory Note (R. Kaelan)


27                Financial Data Schedule

                                   SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                           BOYSTOYS.COM, INC.
                                                              (Registrant)



Date:  November 22, 1999               By   /s/ Ralph M. Amato
                                         --------------------------------------
                                                Ralph M. Amato, Chairman,
                                                  President, CEO, & Treasurer

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                 For the Years Ended December 31, 1997 and 1998

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)



INDEPENDENT AUDITOR'S REPORT...................................................      F-1

FINANCIAL STATEMENTS:

     Consolidated Balance Sheets
       as of December 31, 1997 and 1998,
       and September 30, 1999 (unaudited) .....................................   F-2 - F-3

     Consolidated Statements of Operations for the Years Ended December 31,
       1997 and 1998, and for the Nine Months Ended September 30, 1998
       and 1999 (unaudited), and from December 6, 1993
       (inception) through September 30, 1999 (unaudited) .....................      F-4

     Consolidated Statements of Changes in Shareholders' (Deficit) Equity for
       the Years Ended December 31, 1997 and 1998, and for the Nine
       Months Ended September 30, 1999 (unaudited) and from December
       6, 1993 (inception) through September 30, 1999 (unaudited)..............   F-5 - F-7

     Consolidated Statements of Cash Flows for the Years Ended December 31,
       1997 and 1998, and for the Nine Months Ended September 30, 1998
       and 1999 (unaudited), and from December 6, 1993
       (inception) through September 30, 1999 (unaudited)......................   F-8 - F-9

     Notes to Consolidated Financial Statements................................  F-10 - F-22

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors.
BoysToys.com, Inc.
San Diego, California


We have audited the accompanying consolidated balance sheets of BoysToys.com, Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BoysToys.com, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 12 to the consolidated financial statements, the Company's loss from operations and excess of liabilities over assets raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


San Diego, California      PANNELL KERR FORSTER
August 31, 1999            Certified Public Accountants
                           A Professional Corporation

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                      As of December 31, 1997 and 1998, and
                         September 30, 1999 (unaudited)


                                     ASSETS


                                        December 31,
                                  ----------------------     September 30,
                                    1997          1998             1999
                                  --------      --------      ------------
                                                              (Unaudited)
Current assets:
  Cash                            $      -      $      -      $   14,449
  Prepaid rent                           -        24,000           4,000
  Construction escrow deposits           -       240,000          47,971
                                  --------      --------      ----------
  Total current assets                   -       264,000          66,420
                                  --------      --------      ----------

Noncurrent assets:
  Organization costs, net            1,445             -               -
  Note receivable-officer           33,602        35,515          37,073
  Deposits                          37,000        37,000          64,715
  Barter credits                         -       100,000         100,000
  Property and equipment, net      540,525       538,350       2,378,393
                                  --------      --------      ----------
  Total noncurrent assets          612,572       710,865       2,580,181
                                  --------      --------      ----------
Total Assets                      $612,572      $974,865      $2,646,601
                                  ========      ========      ==========


                 The accompanying notes are an integral part of
                           the financial statements.

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                      As of December 31, 1998 and 1997, and
                         September 30, 1999 (unaudited)


                  LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

                                                  December 31,
                                            -------------------------    September 30,
                                              1997            1998             1999
                                            -----------   -----------    -------------
                                                                          (Unaudited)
Current liabilities:
  Bank overdraft                            $     2,247   $    12,556     $         -
  Accounts payable and accrued expenses         642,931       621,704         622,969
  Accrued interest                              175,509       262,856         108,233
  Notes payable                               1,297,528     1,255,668         370,980
  Convertible debt                                    -             -         890,000
                                            -----------   -----------     -----------
  Total current liabilities                   2,118,215     2,152,784       1,992,182
                                            -----------   -----------     -----------

Commitments and contingencies (Note 11)

Shareholders' (deficit) equity:
  Preferred stock, $.01 par value
    (8,000,000 authorized; none issued
    and outstanding)                                  -             -               -
  Common stock, $.01 par value
    (20,000,000 shares authorized; issued
    and outstanding: 1,856,687, 3,441,762
    and 5,723,283 as of December 31,
    1997 and 1998, and September 30,
    1999 (unaudited); issuable: 100,000
    as of December 31, 1998 and
    September 30, 1999 (unaudited)               18,567        35,418          58,233
  Additional paid-in-capital                    825,733     2,112,996       8,133,136
  Common stock subscribed                             -             -         (62,500)
  Deficit accumulated during the
    development stage                        (2,349,943)   (3,326,333)     (7,474,450)
                                            -----------   -----------     -----------
  Total shareholders' (deficit) equity       (1,505,643)   (1,177,919)        654,419
                                            -----------   -----------     -----------
Total Liabilities and Shareholders'
  (Deficit) Equity                          $   612,572   $   974,865     $ 2,646,601
                                            ===========   ===========     ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Years Ended December 31, 1998 and 1997,
     for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


                                                                       Nine months ended
                                   Years ended December 31,             September 30,             December 6, 1993
                                  -------------------------      ---------------------------    (Inception) through
                                     1997            1998           1998             1999        September 30, 1999
                                  ---------      ----------      -----------     -----------     ------------------
                                                                 (Unaudited)     (Unaudited)        (Unaudited)

Revenues                          $       -      $        -      $        -      $         -         $         -
                                  ---------      ----------      ----------      -----------         -----------
General and
  Administrative Expenses          (355,177)       (838,594)       (395,921)      (3,691,556)         (6,397,071)
                                  ---------      ----------      ----------      -----------         -----------
Other Income (Expenses):
  Interest income                     1,359           2,102             133            4,064               7,525
  Interest expense                 (146,949)       (139,098)       (121,067)        (460,025)           (782,360)
  Offering costs written-off              -               -               -                -            (297,944)
                                  ---------      ----------      ----------      -----------         -----------
  Total other expenses             (145,590)       (136,996)       (120,934)        (455,961)         (1,072,779)
                                  ---------      ----------      ----------      -----------         -----------
Deficit Before Income Taxes        (500,767)       (975,590)       (516,855)      (4,147,517)         (7,469,850)
                                  ---------      ----------      ----------      -----------         -----------
Provision for Income Taxes             (800)           (800)           (600)            (600)             (4,600)
                                  ---------      ----------      ----------      -----------         -----------
Net loss                          $(501,567)     $ (976,390)     $ (517,455)     $(4,148,117)        $(7,474,450)
                                  =========      ==========      ==========      ===========         ===========
Net loss per share                $   (0.27)     $    (0.41)     $    (0.24)     $     (0.81)
                                  =========      ==========      ==========      ===========
Weighted average shares
  used for net loss per share     1,856,687       2,409,637       2,198,221        5,114,379
                                  =========      ==========      ==========      ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                             BOYSTOYS.COM, INC.
                        (A Development Stage Company)
    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
              For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)

                                                                                                       Deficit
                                                                                    Common Stock      Accumulated
                                              Common Stock       Additional          Subscribed         During
                                         --------------------     Paid-in     --------------------    Development
                                           Shares      Amount      Capital       Shares     Amount       Stage           Total
                                         ---------    -------    ----------   ----------    ------    ------------    -----------
Balance, December 6, 1993                        -    $     -     $      -             -    $   -     $          -    $         -

  Issuance of common stock                  50,000        500        1,000             -        -                -          1,500

  Sale of stock to common stock
  subscribers upon full payment of
  subscription during December, 1993        11,817        118          237             -        -                -            355

  Common stock subscribed, net
  $50,871 of subscriptions receivable            -          -            -     1,666,667      119                -            119

  Net loss                                       -          -            -             -        -             (564)          (564)
                                         ---------    -------     --------    ----------    -----      -----------    -----------
Balance, December 31, 1993                  61,817        618        1,237     1,666,667      119             (564)         1,410

  Sale of stock to common stock
  subscribers upon full payment of
  subscription during June, 1994         1,666,667     16,667       34,233    (1,666,667)    (119)               -         50,781

  Issuance of common stock in
  private placement offering, net
  $10,067 of offering costs                 71,442        714      203,546             -        -                -        204,260

  Net loss                                       -          -            -             -        -         (170,155)      (170,155)
                                         ---------    -------     --------    ----------    -----      -----------    -----------
Balance, December 31, 1994               1,799,926     17,999      239,016             -        -         (170,719)        86,296

  Issuance of common stock in
  private placement offering                56,761        568      169,717             -        -                -        170,285

  Return and cancellation of
  common stock                            (139,000)    (1,390)       1,390             -        -                -              -

  Issuance of common stock for
  services                                 139,000      1,390      415,610             -        -                -        417,000

  Net loss                                       -          -            -             -        -         (777,674)      (777,674)
                                         ---------    -------     --------    ----------    -----      -----------    -----------
Balance, December 31, 1995               1,856,687     18,567      825,733             -        -         (948,393)      (104,093)

  Net loss                                       -          -            -             -        -         (899,983)      (899,983)
                                         ---------    -------     --------    ----------    -----      -----------    -----------
Balance, December 31, 1996               1,856,687     18,567      825,733             -        -       (1,848,376)    (1,004,076)

  Net loss                                       -          -            -             -        -         (501,567)      (501,567)
                                         ---------    -------     --------    ----------    -----      -----------    -----------
Balance, December 31, 1997               1,856,687    $18,567     $825,733             -    $   -      $(2,349,943)   $(1,505,643)
                                         ---------    -------     --------    ----------    -----      -----------    -----------


                 The accompanying notes are an integral part of
                           the financial statements.

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY (Continued)
                For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


                                                                                                   Deficit
                                                                                Common Stock     Accumulated
                                              Common Stock       Additional       Subscribed        During
                                         --------------------      Paid-in    ---------------    Development
                                           Shares     Amount       Capital    Shares   Amount       Stage           Total
                                         ---------   -------     ----------   ------   ------    ------------    -----------
Balance, December 31, 1997               1,856,687   $18,567     $  825,733        -   $   -     $(2,349,943)    $(1,505,643)

  Issuance of common stock on
  reverse merger                           602,811     6,028              -        -       -               -           6,028

  Issuance of common stock on
  conversion of notes payable and
  accrued interest                         350,388     3,504        477,327        -       -               -         480,831

  Issuance of common stock on
  conversion of accounts payable           186,376     1,864        160,620        -       -               -         162,484

  Issuance of common stock for
  services                                 185,500     1,855        168,916        -       -               -         170,771

  Issuance of common stock for
  construction escrow deposits             240,000     2,400        237,600        -       -               -         240,000

  Issuance of common stock for
  prepaid rent                              20,000       200         23,800        -       -               -          24,000

  Issuance of stock options on
  conversion of accounts payable
  (Note 8)                                       -         -         90,000        -       -               -          90,000

  Issuance of stock options to
  directors for services (Note 8)                -         -         30,000        -       -               -          30,000

  Issuable common stock on
  receipt of barter credits (Note 4)             -     1,000         99,000        -       -               -         100,000

  Net loss                                       -         -              -        -       -        (976,390)       (976,390)
                                         ---------   -------     ----------  -------   -----     ------------    -----------
Balance, December 31, 1998               3,441,762   $35,418     $2,112,996        -   $   -     $(3,326,333)    $(1,177,919)
                                         ---------   -------     ----------  -------   -----     ------------    -----------


                 The accompanying notes are an integral part of
                           the financial statements.

                               BOYSTOYS.COM, INC.
                          (A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY (Continued)
                 For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


                                                                                                       Deficit
                                                                                  Common Stock       Accumulated
                                              Common Stock       Additional         Subscribed          During
                                         --------------------      Paid-in    ------------------     Development
                                           Shares     Amount       Capital    Shares     Amount          Stage           Total
                                         ---------   -------     ----------   -------   --------     ------------    -----------
Balance, December 31, 1998               3,441,762   $35,418     $2,112,996         -   $      -     $(3,326,333)    $(1,177,919)

Unaudited information:

  Issuance of common stock on
  exercise of option                       100,000     1,000         24,000         -          -               -          25,000

  Issuance of common stock on
  conversion of notes payable and
  accrued interest                         923,000     9,230      1,120,005         -          -               -       1,129,235

  Issuance of common stock for
  services                                 223,642     2,236        221,741         -          -               -         223,977

  Issuance of common stock in
  private placement offering               909,879     9,099        900,780         -          -               -         909,879

  Issuance of stock options to
  directors for services (Note 8)                -         -      3,042,000         -          -               -       3,042,000

  Issuance of common stock for
  cash and subscription receivable         125,000     1,250        123,750   (62,500)   (62,500)              -          62,500

  Beneficial conversion feature of
  convertible debt (Note 13)                     -         -        587,864         -          -               -         587,864

  Net loss                                       -         -              -         -          -      (4,148,117)     (4,148,117)
                                         ---------   -------     ----------   -------   --------     -----------     -----------
Balance, September 30, 1999
    (Unaudited)                          5,723,283   $58,233     $8,133,136   (62,500)  $(62,500)    $(7,474,450)    $   654,419
                                         =========   =======     ==========   =======   ========     ===========     ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                            BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1997 and 1998,
     for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


                                                                                  Nine months ended
                                               Years ended December 31,              September 30,            December 6, 1993
                                              -------------------------      ---------------------------     (Inception) through
                                                 1997            1998           1998             1999         September 30, 1999
                                              ----------     ----------      -----------     -----------     -------------------
                                                                             (Unaudited)     (Unaudited)        (Unaudited)

Cash Flows from Operating Activities:
  Net loss                                    $(501,567)     $(976,390)      $(517,455)      $(4,148,117)         $(7,474,450)
  Non-cash operating activities included
    in deficit accumulated:
      Amortization                                1,040          2,175               -                 -                5,931
      Accrued rent converted into
        note payable                                 -               -               -                 -               94,600
      Issuance of common stock for
        services                                     -         170,771         421,983           223,977              394,748
      Issuance of stock options to
        directors for services                       -          30,000               -         3,042,000            3,072,000
      Financing cost of beneficial
        conversion feature of
        convertible debt                             -               -               -           587,864              587,864
  (Increase) decrease in assets:
    Prepaid rent                                     -               -               -            20,000               20,000
    Note receivable-officer                    (22,875)         (1,913)             51            (1,558)             (37,073)
    Deposits                                         -               -                           (27,715)             (67,715)
    Organization Costs                               -           1,445               -                 -               (3,756)
  Increase (decrease) in liabilities:
    Accounts payable and accrued expenses      103,959         231,257         (87,344)            1,265              875,453
    Accrued interest                           112,359         159,490          65,510            51,384              389,383
                                             ---------       ---------       ---------       -----------          -----------
Net cash used in operating activities         (307,084)       (383,165)       (117,255)         (250,900)          (2,143,015)
                                             ---------       ---------       ---------       -----------          -----------
Cash Flows from Investing Activities:
  Capital expenditures on
    leasehold improvements                     (11,632)              -               -        (1,648,014)          (2,188,539)
                                             ---------       ---------       ---------       -----------          -----------
Net cash used in investing activities          (11,632)              -               -        (1,648,014)          (2,188,539)
                                             ---------       ---------       ---------       -----------          -----------
Cash Flows from Financing Activities:
  Increase (decrease) in bank overdraft            328          10,309           2,607           (12,556)                   -
  Borrowings on notes payable                  318,388         366,828         114,648            38,540            1,608,296
  Borrowings on convertible debt                                                                 890,000              890,000
  Proceeds from issuance of
    common stock                                     -           6,028               -           972,379            1,822,707
  Proceeds on exercise of stock option               -               -                            25,000               25,000
                                             ---------       ---------       ---------       -----------          -----------
Net cash provided by financing activities      318,716         383,165         117,255         1,913,363            4,346,003
                                             ---------       ---------       ---------       -----------          -----------
Net increase in cash                                 -               -               -            14,449               14,449

Cash at Beginning of Year                            -               -               -                 -                    -
                                             ---------       ---------       ---------       -----------          -----------
Cash at End of Year                          $       -       $       -       $       -       $    14,449          $    14,449
                                             =========       =========       =========       ===========          ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                            BOYSTOYS.COM, INC.
                     (A Development Stage Company)
            CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
             For the Years Ended December 31, 1998 and 1997,
    for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


                                                                                  Nine months ended
                                               Years ended December 31,              September 30,            December 6, 1993
                                              -------------------------      ---------------------------     (Inception) through
                                                 1997            1998           1998             1999         September 30, 1999
                                              ----------     ----------      -----------     -----------     -------------------
                                                                             (Unaudited)     (Unaudited)         (Unaudited)
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest (net of amount capitalized)         $(7,500)      $  (1,880)       $  (1,880)     $          -       $   (13,380)
                                               =======       =========        =========      ============       ===========
  Income taxes                                 $  (800)      $    (800)       $    (600)     $       (600)      $    (4,600)
                                               =======       =========        =========      ============       ===========
Noncash investing and financing
  activities:

Accrued rent, late payment fees and
  costs due to landlord converted into
  note payable                                 $     -       $       -        $       -      $         -        $   (94,600)
                                               =======       =========        =========      ============       ===========
Issuance of common stock and stock
  options on conversion of debt                $     -       $(733,315)       $       -      $(1,129,235)       $(1,862,550)
                                               =======       =========        =========      ============       ===========

Issuance of common stock and stock
  options for goods and services               $     -       $(264,000)       $(264,000)     $         -        $  (264,000)
                                               =======       =========        =========      ============       ===========

Issuable common stock on receipt of
  barter credits                               $     -       $(100,000)       $(100,000)     $         -        $  (100,000)
                                               =======       =========        =========      ============       ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 1 - ORGANIZATION AND BUSINESS

       BoysToys.com, Inc. (formerly Alternative Entertainment, Inc.) was incorporated in the state of Delaware on April 21, 1997, under the name Wagg Corp. ("Wagg"). BoysToys.com, Inc. engages in the business of developing, owning and operating nightclubs providing exotic dance entertainment combined with a full service restaurant, lounge, and business meeting facilities.

       On December 6, 1993 Alternative Entertainment, Inc. a Nevada corporation ("AEI Nevada") was formed. On November 10, 1994, a wholly-owned subsidiary was formed, BoysToys Cabaret Restaurants, Inc., a California Corporation, which plans to operate its first such nightclub facility in San Francisco, California.

       On January 15, 1998, AEI Nevada acquired 80% of the outstanding common stock of Wagg. On January 25, 1998, the shareholders of AEI Nevada voted to execute a one-for-three reverse split of its common stock. On January 26, 1998, the shareholders of Wagg voted to execute a one-for-two reverse split of its common stock. Number of shares and per share amounts have been restated as though the transaction occurred on December 6, 1993 (Inception).

       Following these actions and on January 28, 1998, the Wagg Board of Directors voted to approve a plan and agreement of reorganization between Wagg and AEI Nevada. Under the terms of the reorganization, each outstanding share of Wagg's common stock was exchanged for one share of AEI Nevada common stock and all of the assets of AEI Nevada were transferred to Wagg. This resulted in AEI Nevada becoming a wholly-owned subsidiary of Wagg. In conjunction with these actions, the shareholders of Wagg approved an amendment to Wagg's Certificate of Incorporation to change its name to Alternative Entertainment, Inc., a Delaware Corporation ("AEI"). The reorganization has been accounted for as a reverse acquisition with a public shell. Accordingly, the accompanying consolidated financial statements have been presented as if AEI Nevada had always been a part of Wagg.

       During 1998 Wagg changed its name to AEI. On December 29, 1998, AEI changed its name to BoysToys.com, Inc. (the "Company")

       Activity for all periods consisted primarily of efforts devoted to identifying suitable properties for acquisition, performing administrative functions, and the initial construction of the Company's first establishment located in San Francisco, California. Since planned operating activities have not yet commenced, the financial statements are those of a development stage company.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The Company's policy is to use the accrual method of accounting and to prepare and present financial statements in accordance with generally accepted accounting principles.

       PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Boys Toys Cabaret Restaurants, Inc. and AEI Nevada. All significant intercompany transactions and balances have been eliminated.

       INTERIM FINANCIAL STATEMENTS

       The accompanying balance sheet as of September 30, 1999 and the statements of operations and cash flows for the nine month periods ended September 30, 1998 and 1999, and from December 6, 1993 (inception) through September 30, 1999, have not been audited. However, these financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the accompanying financial statements reflect all material adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results which will be reported for the entire year.

       FINANCIAL INSTRUMENTS

       The carrying amounts reported in the balance sheets for cash, bank overdraft, accounts payable and accrued expenses approximate fair value due to the immediate short-term maturity of these financial instruments.

       The fair value of the Company's notes payable and convertible debt approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost. The company is currently capitalizing all leasehold improvements, equipment and fixtures associated with the development of its first establishment located in San Francisco, California. No depreciation or amortization has been recorded because the Company is currently in the development stage and the assets have not yet been placed into service. Equipment and fixtures will be depreciated using the straight-line method over the estimated asset lives ranging from 3 to 7 years. Leasehold improvements will be amortized using the straight-line method over the shorter of the life of the improvements or the length of the lease.

       Leasehold improvements are primarily architectural, planning and construction costs associated with construction of the facility. Equipment and fixtures are primarily computer systems, furniture, lighting, sound and video equipment.

       The Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 34. Consequently, interest cost related to the construction of the Company's first establishment is capitalized and will be amortized consistent with the leasehold improvements. Capitalized interest totaled $31,422, $31,422 and $233,070 as of December 31, 1997 and 1998, and September 30, 1999 (unaudited), respectively.

       STOCK BASED COMPENSATION

       In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement allows entities to measure compensation costs related to awards of stock-based compensation, using either the fair value method or the intrinsic value method. The Company has elected to account for stock-based compensation programs using the intrinsic value method.

       Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant. See
       Note 8 for the proforma disclosures of the effect on net loss and net loss per share.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       LONG-LIVED ASSETS

       In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. No impairment of long-lived assets has been recognized.

       INCOME TAXES

       The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

       BASIC LOSS PER SHARE

       In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings
       (loss) per share. The Company has adopted the provisions of SFAS No.
       128 effective December 6, 1993 (Inception).

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 3 - NOTE RECEIVABLE-OFFICER

       A note receivable in the amount of $33,602, $35,515 and $37,073 is due from an officer of the Company as of December 31, 1997 and 1998, and September 30, 1999 (unaudited), respectively. This note bears interest at 5.85% and is due upon demand.

NOTE 4 - BARTER CREDITS

       On February 18, 1998, the Company purchased $530,000 of Barter Credits via the future issuance of 100,000 shares of common stock of the Company. The Barter Credits entitle the Company to receive goods and services with a fair value estimated at $530,000 in excess of cash payments made. Management has valued the Barter Credits at $100,000, which is management's estimate of the fair value of the Company's common stock at the time the transaction was entered into. As the Company utilizes the Barter Credits, it will record an increase in additional paid-in capital for the excess of the fair value of the goods and/or services received over cash payments made plus the pro-rata portion of the available Barter Credits utilized to the fair value of the Barter Credits recorded by the Company. The shares to be issued are subject to restrictions on their transferability of up to two years. The Barter Credits expire sixty months from February 18, 1998, unless the Company has used at least $100,000 of the Barter Credits during this period, which will extend the remaining Barter Credits through February 18, 2008.

NOTE 5 - PROPERTY AND EQUIPMENT

       Property and equipment as of December 31, 1997 and 1998, and September 30, 1999 (unaudited) consists of the following:

                                                    December 31,
                                             -------------------------   September 30,
                                                1997           1998          1999
                                             ----------     ----------   -------------
                                                                          (Unaudited)

       Equipment and fixtures                $    2,175     $        -     $  171,745
       Leasehold improvements:
          Capitalized construction costs        506,928        506,928      1,973,578
          Capitalized interest                   31,422         31,422        233,070
                                             ----------     ----------     ----------
                                             $  540,525     $  538,350     $2,378,393
                                             ==========     ==========     ==========

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                    December 31,
                                             -------------------------   September 30,
                                                1997           1998          1999
                                             ----------     ----------   -------------
                                                                          (Unaudited)

       Accounts payable                      $  625,614     $  597,214     $  606,652
       Accrued expenses                          17,317         24,490         16,317
                                             ----------     ----------     ----------
                                             $  642,931     $  621,704     $  622,969
                                             ==========     ==========     ==========

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
        for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 7 - NOTES PAYABLE

       Notes payable as of December 31, 1997 and 1998, and September 30, 1999 (unaudited) consist of the following:

                                                                                               December 31,
                                                                                        ------------------------     September 30,
                                                                                           1997           1998            1999
                                                                                        ----------     ----------    -------------
                                                                                                                      (Unaudited)
       Secured promissory notes with issuance dates ranging from September 1995 to February 1999, with interest rates ranging from 8% to 12% per annum
       The notes are due at the earlier of one year after the date of the note or 60 days after the Company's common stock is traded on any securities exchange or in any over-the-counter market. The notes and accrued interest thereon are secured by Company common stock and note holders have the option to convert their debt into Company common stock. These
       notes were not paid at their maturity dates and are due upon demand.             $1,070,528    $1,120,268        $295,580

       Unsecured non-negotiable promissory notes dated September 1997, with an interest rate of 12% computed on a daily basis. The notes, including principal and interest, are due six months from the issuance date. These
       notes were not paid at their maturity dates and are due upon demand.                 60,000        60,000               -

       Unsecured promissory notes with issuance dates ranging from May 1997 to
       December 1997, with an interest rate of 12% per annum, with interest only payable on a quarterly basis. These notes were not paid at their maturity
       dates and are due upon demand.                                                       50,000        50,000          50,000


                                       F-15

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
        for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 7 - NOTES PAYABLE (CONTINUED)
                                                                                               December 31,
                                                                                        ------------------------     September 30,
                                                                                           1997           1998            1999
                                                                                        ----------     ----------    -------------
                                                                                                                      (Unaudited)
       Unsecured promissory note dated December 31, 1996, due ten business days after demand for payment. Note is non-interest bearing. Note is due to landlord of the Company's San Francisco facility for unpaid rent, late
       payment fees and costs for the year ended December 31, 1996.                         94,600              -              -

       Unsecured promissory notes dated in 1996 and 1997 due to related parties
       upon demand, with an interest rate of 12% per annum.                                 22,400         25,400         25,400
                                                                                        ----------     ----------        --------
                                                                                        $1,297,528     $1,255,668        $370,980
                                                                                        ==========     ==========        ========

       Accrued interest related to notes payable totaled $175,509, $262,856 and $108,233 as of December 31, 1997 and 1998, and September 30, 1999 (unaudited), respectively. During 1998 and the first nine months of 1999, notes payable of $408,688 and $923,228 and accrued interest of $72,143 and $206,007, were converted into 350,388 and 923,000 shares of common stock, respectively.

NOTE 8 - SHAREHOLDERS' EQUITY

        STOCK OPTIONS ISSUED ON CONVERSION OF ACCOUNTS PAYABLE

        During the year ended December 31, 1998, the Company issued options to purchase 60,000 shares of common stock at an exercise price of $1 per share, on the conversion of $90,000 of accounts payable. None of the options had been exercised at year end and expire on December 31, 2000.

        STOCK OPTION PLANS

        The Company has approved two stock option plans that became effective January 1, 1994, an Incentive Stock Option Plan and a Non-qualified Stock Option Plan. Both plans are available to officers, directors and key employees of the Company. Each plan allows for the purchase of up to 500,000 shares of common stock of the Company. See Note 13.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
        for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 8 - SHAREHOLDERS' EQUITY (CONTINUED)

        STOCK OPTION PLAN (CONTINUED)

        During the year ended December 31, 1998, the Company issued 60,000 options to a director under the non-qualified stock option plan. During the nine months ended September 30, 1999 (unaudited), 1,950,000 options were granted to officers of the Company as a compensation award. The options were immediately exercisable for $0.25 per share and were granted at less than the quoted market price of the stock on the date of grant. The Company has elected to account for incentive grants and grants under its Plan following APB No. 25 and related interpretations. Accordingly, the Company recorded $30,000 and $3,042,000 as compensation expense for the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited), respectively, with a corresponding credit to additional paid in capital.

        The Company has adopted the disclosure provisions of SFAS No. 123 effective January 1, 1997. Under SFAS No. 123, the fair value of each option granted is estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options of 10 years, with an average risk free interest rate of 5%, price volatility of .1 and no dividends. Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No.123, reported net (loss) and net (loss) per common share would have been as follows:

                                                         December 31,
                                                            1998
                                                         ------------
       Net (loss):
          As reported                                     $(976,390)
          Pro forma                                       $(988,082)
       Basic and diluted net (loss) per share:
          As reported                                     $   (0.41)
          Pro forma                                       $   (0.41)

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 8 - SHAREHOLDERS' EQUITY (CONTINUED)

       A summary of the activity of the stock options for the year ended December 31, 1998 is as follows:

                                                           Year ended
                                                        December 31, 1998
                                                      ----------------------
                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                      Shares         Price
                                                      ----------------------
       Outstanding at beginning of period                   -     $       -
       Granted                                        120,000          0.75
       Forfeited                                            -             -
       Expired                                              -             -
                                                      ----------------------
       Outstanding at end of period                   120,000     $    0.75
                                                      ======================

       Exercisable at end of period                   120,000     $    0.75
                                                      ======================

       Weighted-average fair value of options
          granted during the period                               $    1.10
                                                                  =========

       Weighted-average remaining contractual life                 10 years
                                                                  =========

NOTE 9 - INTEREST EXPENSE

                                                                                 Nine months ended
                                             Years ended December 31,              September 30,             December 6, 1993
                                          ----------------------------      ----------------------------    (Inception) through
                                              1997             1998             1998             1999       September  30, 1999
                                          -----------      -----------      -----------      -----------    -------------------
                                                                            (Unaudited)      (Unaudited)       (Unaudited)
       Interest expense incurred          $   146,949      $   139,098      $   121,067      $   661,673       $ 1,015,430
       Less: Capitalization interest                -                -                -         (201,648)         (233,070)
                                          -----------      -----------      -----------      -----------       -----------

       Net interest expense               $   146,949      $   139,098      $   121,067      $   460,025       $   782,360
                                          ===========      ===========      ===========      ===========       ===========

NOTE 10 - INCOME TAXES

       Provision for income taxes is summarized as follows:

                                                                                 Nine months ended
                                             Years ended December 31,              September 30,             December 6, 1993
                                          ----------------------------      ----------------------------    (Inception) through
                                              1997             1998             1998             1999       September  30, 1999
                                          -----------      -----------      -----------      -----------    -------------------
                                                                            (Unaudited)      (Unaudited)       (Unaudited)
       Current income taxes               $     (800)      $      (800)     $      (600)     $      (600)      $    (4,600)
       Deferred income taxes                       -                 -                -                -                 -
                                          -----------      -----------      -----------      -----------       -----------

       Provision for income taxes         $     (800)      $      (800)     $      (600)     $      (600)      $    (4,600)
                                          ===========      ===========      ===========      ===========       ===========

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


       NOTE 10 - INCOME TAXES (CONTINUED)

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for reporting and the amounts used for income tax purposes. The tax effects of items comprising the Company's net deferred tax assets are as follows:

                                                           December 31,               September 30,
                                                  -----------------------------       -------------
                                                      1997              1998              1999
                                                  -----------       -----------       -------------
                                                                                       (Unaudited)
       Deferred tax assets:
       Net operating loss carryforwards           $   657,000       $ 1,008,000        $ 2,659,000
       Other                                                -            12,000             12,000
                                                  -----------       -----------        -----------

       Gross deferred tax assets                      657,000         1,020,000          2,671,000

       Valuation allowance                           (657,000)       (1,020,000)        (2,671,000)
                                                  -----------       -----------        -----------

                     Net deferred tax assets      $         -       $         -        $         -
                                                  ===========       ===========        ===========

        Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by $363,000 and $140,000 from 1997and 1996 respectively.

       As of December 31, 1998, the Company has net operating loss carryforwards for both federal and state income tax purposes of approximately $2,500,000 which expire through 2018. Under federal and state laws, the availability of the Company's net operating loss carryforward may be limited if a cumulative change in ownership of more than 50% occurs within any three year period. Management has not completed an analysis to determine whether such a change has occurred.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 10 - INCOME TAXES (CONTINUED)

       A reconciliation of the effective tax rates with the federal statutory rate is as follows:

                                                    Year ended                      Nine months ended
                                                   December 31,                       September 30,
                                          -----------------------------       -----------------------------
                                              1997               1998             1998              1999
                                          -----------       -----------       -----------       -----------
                                                                              (Unaudited)       (Unaudited)
       Income tax expense (benefit)
              at 35% statutory rate       $  (175,500)      $  (338,900)      $  (181,100)      $(1,452,000)
       Change in valuation allowance          140,000           363,000           155,300         1,651,000
       Nondeductible expenses                   1,000            36,400            36,400                 -
       Adjustment to net operating
              loss carryforwards               38,500                 -                 -                 -
       State income taxes, net                (28,200)          (55,400)          (29,600)         (240,400)
       Other                                   25,000            (4,300)           19,600            42,000
                                          -----------       -----------       -----------       -----------

                                          $       800       $       800       $       600       $       600
                                          ===========       ===========       ===========       ===========

NOTE 11 - COMMITMENTS AND CONTINGENCIES

       In February 1995, the Company began leasing real property in San Francisco, California which will be used to open its first night club facility. The operating lease is for a period of ten years with two renewal options, each for an additional five years. At December 31, 1998, minimum annual rental commitments under this non-cancelable lease were as follows:

                              Year Ending
                              -----------
                                  1999                $     94,800
                                  2000                     195,600
                                  2001                     195,600
                                  2002                     201,600
                                  2003                     201,600
                                  Thereafter               128,400
                                                      ------------
                                                      $  1,017,600
                                                      ============

       Unpaid rent totaling $60,000 has been included in accrued expenses as of December 31, 1997.

       Rent expense for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 (unaudited) was $157,026, $180,707, $135,350 and $150,541, respectively.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 12 - GOING CONCERN

       As shown in the accompanying financial statements the Company has incurred a deficit of $501,567 and $976,390 for the years ended December 31, 1997 and 1998, respectively, and has incurred a deficit totaling $7,474,450 since its inception in 1993. Additionally, the Company's current liabilities exceeded its current assets by $1,925,762 as of September 30, 1999 (unaudited). The Company has been unable to meet its loan obligations as they became due. (See Note 7). The ability of the Company to continue as a going concern is dependent on the significant generation of revenue from the Company's facility in San Francisco, California. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 13 - SUBSEQUENT EVENTS

       CONVERTIBLE DEBT

       During 1999 the Company obtained an unsecured convertible promissory note which is not to exceed $1,000,000. Interest accrues at 12% per year, payable quarterly. Principal, and any accrued interest, is payable on or before January 23, 2001. The Company has the right to accelerate the maturity date and prepay all or any portion of the principal at 125% of the then outstanding principal amount, plus all accrued interest. Should the Company decide not to retire the debt, at maturity the outstanding note balance and accrued interest is immediately convertible into shares of the Company's common stock at the conversion price of $0.40 per share. Consequently there is no amortization period and the Company has recognized the value of this conversion feature by recording additional interest expense based on the difference between the quoted stock price and the conversion price for each draw on the line and for each monthly interest accrual. For the nine months ended September 30, 1999 (unaudited) the Company recognized $587,864 of interest expense related to this conversion feature.

       PRIVATE PLACEMENT

       During 1999, the Company completed a private placement of 909,879 shares of common stock issued under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Total net proceeds from the offering were $909,879.

       CERTIFICATE OF FINAL COMPLETION

       During October 1999 the Company completed its 15,000 square foot nightclub facility in San Francisco, California and received its certificate of final completion. The Company anticipates opening the facility in December 1999.

       DEBT CONVERSION

       Of the $1,120,268 of outstanding notes payable at December 31, 1998, $824,688 was converted into equity during the nine months ended September 30, 1999.

                               BoysToys.com, Inc.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1997 and 1998,
       for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)


NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

       STOCK OPTION PLAN

       During February 1999, the Company adopted the BoysToys.com Inc. Stock Option Plan (the "Plan"). The Plan is available to the Company's officers, directors, and employees. The Plan allows for the grant of up to 2,500,000 shares of the Company's common stock at exercise prices and other terms as determined by the Company's Board of Directors. As of September 30, 1999 the Company has granted 1,950,000 shares (unaudited) of common stock under this plan.